Kao Corporation



14-10, Nihonbashi Kayabacho 1-chome, Chuo-ku, Tokyo 103-8210 Japan

T. Sugiyama
Vice President, Legal-Global

E-mail:


05007667

April 21, 2005

82-34759

Dear Investor/Financial Intermediary:

We would like to advise you that, as of April 14, 2005, we have retained Georgeson Shareholder Analytics ("GSA") as a consultant to enhance our investor and shareholder relations programs. **Kao Corporation** hereby authorizes GSA to directly contact any interested investors, as well as all banks, brokerage firms, investment advisors and other entities that may hold ordinary shares of Kao Corporation on behalf of an individual or entity.

Furthermore, Kao Corporation authorizes GSA to request and receive any and all information it requests relating to investor and shareholder matters for **Kao Corporation (ISIN# JP320-580-0000, SEDOL# 648-3809).** GSA represents to keep all information disclosed by you in confidence and to use it solely for its consultation with Kao Corporation. Please forward all information to the address, fax or telephone numbers indicated below.

Georgeson Shareholder Analytics
17 State Street
New York, NY 10004
Telephone: (1) 212-806-8580
Telefax: (1) 212-806-6898

Thank you for your kind assistance in expediting this matter.

Yours truly,



Tadaaki Sugiyama
Vice President, Legal-Global